

# BOMBAY®

## 2001 ANNUAL REPORT

Dear Shareholder,

2001 was a difficult year for our Company. Total revenues for the year rose to $437.5 million generating net income of $3.7 million, or $0.11 per share. Total revenues increased 3% while same store sales decreased 2%. I am pleased, however, at our ability to put in place operating practices and introduce new business initiatives that will benefit Bombay in the future. We have taken important steps by strengthening the balance sheet, reducing inventory levels by over $15 million and increasing cash to over $38 million while again ending the year debt free. Strong controls over selling, general and administrative expenses resulted in a reduction of these costs as a percentage of revenues, even though we had more stores and lower same store sales.

For the year, the accessories business continued to be the brightest spot, achieving a 7% increase in sales. Strong increases in textiles, lighting, decorative and functional accessories and Christmas product drove this improvement as accessories grew to 43% of total sales. We will continue to support these growth areas with exciting new products for 2002.

For 2001, our core furniture business under-performed in both sales and margins as consumers avoided big-ticket purchases in favor of smaller accessories. While we planned our furniture business to be relatively flat for the year, customers were driven by promotional pricing which had a negative impact on gross margins. We achieved positive results in upholstery, home office and bedroom for the year; however, declines in occasional, home entertainment and dining furniture offset these gains. We expect improvement in 2002, as we have reduced the number of larger furniture pieces in favor of the smaller accent pieces that Bombay is well known for and that are more manageable for our customers and store associates.

For 2002 and beyond, we are focusing our attention on several key areas to improve our overall sales and profitability. In our core business the key initiatives are our merchandise supply chain, real estate, leveraging the Internet and marketing. We have also recently put in place new programs to drive higher levels of employee productivity.

Gross margins are expected to improve as the Company continues to capitalize on opportunities within the supply chain. These efforts include sourcing movements, increasing input margins, reducing item counts, lengthening product life cycles, improving product flow and increasing efficiencies in the logistics area. The actions initiated in the second half of 2001 to better manage the overall inventory level have positioned us with clean inventories, which should benefit our gross margin during 2002.

Our real estate program has been carefully formulated to expand the Bombay footprint and diversify our locations to provide our customers an environment that is easy to shop. In 2001, the total square footage increased 131,000 square feet, or 9.6%, as we added 32 new stores with 25 being off-mall locations. We also converted 18 stores to the new larger format and continued to rationalize our portfolio by closing 21 stores. Our commitment is to open larger, more customer-friendly stores, in areas tailored to our core demographics. Expansion plans will continue in 2002, as we plan to open 20 to 25 new stores.

We are pleased that our Internet business (bombaycompany.com) continues to grow, with online sales more than doubling over the prior year. In 2001, we improved functionality and moved to digital images, expanding the items offered to 1,300 products, a 35% increase over the prior year. We also introduced an email-gathering program that will allow us to present special offers and sales events to customers on request. Bombaykids.com was also introduced and performed well. Additionally, our Internet group has designed supporting sites for Bailey Street Trading Company (baileystreet.com) which allows commerical customers to view products and will eventually allow them to place orders online. The site for the International division currently allows online ordering. We are expecting continued growth in Internet sales for 2002, and expect its bottom line contribution to increase accordingly.

Finally, we are carefully reviewing our marketing strategies and in 2002 will be investing in additional mailings and new advertising programs aimed at attracting customers and driving top line sales growth. We are focusing on expanding the reach and frequency of our customer communications during the coming year and expect that our enhanced marketing initiatives will be important to driving our top line sales.

The Company's strategic initiatives—Bombay KIDS, Bailey Street Trading Company and International all exceeded their initial goals in 2001. Although these initiatives amount to only a modest percentage of overall revenues, the promise that they offer for future growth potential is substantial.

2001 marked the launch of Bombay KIDS, our new kids' home furnishings business. By leveraging our design, sourcing and importing capabilities, and joining it with one of the fastest growing home categories, Bombay successfully extended its brand and launched this business via mail-order and online featuring an exclusive line of furniture, textiles and accessory collections. Initial results were positive and we were pleased by the customer response to our new product offerings. During 2002 we intend to expand the business with additional catalogs and by opening several KIDS stores, the first of which opened in Dallas during March. If this business develops as we expect, it creates an outstanding opportunity for a rapid rollout to additional locations.

In 2001, Bombay continued to invest in our wholesale channel, Bailey Street Trading Company, which was introduced in 2000. Significant growth occurred as the Company increased development of Bailey Street exclusive product, established a sales force and gained access to several showrooms across the United States. We have increased our customer base to include many home décor stores, furniture stores, department stores, mail order catalogs and mass merchants. Bailey Street met its $2 million sales plan for 2001 and we are projecting sales for 2002 of $5 million, with positive contributions to earnings per share. We believe that Bailey Street offers a unique growth opportunity for Bombay and can become a $50 million business within the next five years.

On the international front, the Bombay brand continues to be introduced into new countries through arrangements that minimize risk and capital requirements. We are now operating in four countries and are encouraged by the response of these varied cultures to the Bombay brand and product assortment. We are actively pursuing additional opportunities for 2002 and beyond.

I would like to thank our associates for your hard work and dedication to the Company during this past year. I am proud of your accomplishments and through your efforts, Bombay has continued to move forward and is well positioned for growth in 2002. I would also like to thank our Board for your guidance and encouragement. To our customers and vendors, thank you for your loyalty and support of Bombay during the past year.

To you, our shareholders, we look forward to reporting the progress on our key initiatives during the coming year. With the challenges of 2001 behind us, we look forward to the opportunity for substantial improvement in 2002. Bombay is well poised with a strong balance sheet, a good cash position and a clean, fresh inventory. We will continue to support our growth opportunities and initiatives while driving higher levels of productivity and profits from our core business. We appreciate your continued support.

Sincerely,



Carmie Mehrlander
Chairman of the Board, President and Chief Executive Officer

### MISSION STATEMENT

At Bombay, we are committed to being the lifestyle leader in timeless and classic home furnishings, by offering a relevant, cohesive and clear point of view, which stands for good design, quality and exceptional value to a wide audience of consumers.

## financial HIGHLIGHTS

| *(Dollars in thousands, except per share amounts)* | Year Ended | |
|---|---|---|
| | February 2 2002 | February 3 2001* |
| Net revenues | $437,457 | $423,459 |
| Net income | 3,724 | 8,645 |
| Basic and diluted earnings per share | .11 | .26 |
| Working capital | 103,866 | 97,623 |
| Stockholders' equity | 158,707 | 154,727 |
| Net book value per share | 4.80 | 4.73 |
| Number of stores | 419 | 408 |
| Retail square footage (in thousands) | 1,502 | 1,371 |

*Includes 53rd week which contributed approximately $.03 to earnings per share.







The name Bombay has long been synonymous with timeless and classic styles for the home. The brand has now expanded its reach beyond the U.S. and Canadian stores and mail order to the Internet, to other countries, to a new, younger customer and through a different name to a totally different kind of customer. But no matter the channel or the name, Bombay means unique design and value offerings.

Bombay stores offer a distinctive selection of timeless and classic accessories and furniture for the home. The assortment has been described by customers as eclectic and the shopping experience has been likened to a treasure hunt. Over 90% of Bombay's merchandise is exclusive, designed by Bombay's design teams and sourced by its experienced buying staff who travel the world seeking inspiration for the product and incredible value. Through Bombay's offices in Malaysia, Taiwan, China, Indonesia and the newest office in Vietnam, we are able to work closely with vendors to ensure that design and quality are up to Bombay's standards. We continue to look for new factories in new countries to bring on line to help improve the value proposition for our customers. Dedicated to this cause, Bombay has a network of agents that expand its sourcing reach to over 20 countries throughout the world.

Bombay stores focus on the bedroom, the home office, the dining room and the living room offering an assortment of furniture, lamps, wall décor, functional and decorative accessories. No matter what room you are shopping for, Bombay has something to offer. Each season, the product offering is carefully selected bringing together color, trends, textures and icons in a cohesive assortment. Bombay's trend right and fashionable offerings allow the customer to decorate with confidence and ease.

Furniture has always been a key category for Bombay and over the years, we have transitioned from a polished, formal look to a more updated style, still classic and timeless, but with more casual elegance consistent with today's lifestyles. Unique pieces are the hallmark of Bombay whether it be an intricately carved four poster bed or a more playful elephant occasional table.

Over the past four years, accessories have grown in importance, becoming a more significant part of the business and providing a reason for customers to shop more frequently. There is always something new in our assortment where you will find unique jewelry and memorabilia boxes, ceramics, crystal, clocks and games that have been perennial favorites for gift giving. The Company's targeted gift assortment makes us the ideal place to shop for Mother's Day, Father's Day, weddings, new homes and graduation. Bombay's exceptional Christmas gift offerings are complemented by its extensive selection of exclusive accessories and florals, making Bombay a destination for holiday decorating needs as well.

The Company is committed to opening larger, more customer-friendly stores in the best locations. During 2001, the average size of the new stores increased 37% to 4,500 square feet with many of these stores being in off-mall locations. Increasing the size of the store permits us to better display the product so that customers can still enjoy the thrill of the treasure hunt. Presentations by merchandise classification, wider aisles and less clutter all contribute to a more pleasurable shopping experience.

Over the next three years, we have the unique opportunity to reposition ourselves, aided by a significant number of lease renewals, diversifying the real estate portfolio to include more off-mall locations while maintaining a presence in the premier malls across North America. As we gain more experience with the off-mall format, we hope to find even more opportunities to increase the number of stores. We believe that over the next few years, we can continue to grow Bombay by at least 100 additional stores.

BOMBAY. | BOMBAY. OUTLET | BOMBAY. KIDS | BAILEY STREET TRADING COMPANY | BOMBAY. INTERNATIONAL | BOMBAY. bombaycompany.com







The Company will make greater investments in marketing as we seek to attract new customers, while we cultivate existing customers and reintroduce ourselves to those who might have shopped us in the past. Research, including focus groups, has been conducted to learn more about customer likes and dislikes. Catalogs will remain our primary marketing vehicle while we seek to reinforce the message with more frequent contact with our customers and increase prospecting to attract new.

The Company continues to look at ways to diversify its offerings. 2001 was significant due to the progress we made in several initiatives to broaden the reach of the Bombay brand.

***Bombay Outlets.*** Outlets represent one of Bombay's most successful growth vehicles posting four consecutive years of same store sales growth. Outlets provide an opportunity to expand our customer base without cannibalizing our existing stores. Approximately 70% of the merchandise is outlet exclusive offering an incredible value to our customers. Outlets also provide a valuable channel to exit overstocked or clearance merchandise, freeing up valuable retail space at the Bombay stores for fresh, new product. With 36 stores in many of the best outlet malls in America, we believe that Bombay Outlets continue to be an opportunity for us with the potential to operate up to 60 stores without impacting the regular retail operations.

***Bombay KIDS.*** With the introduction of Bombay KIDS, the Company has successfully launched a brand extension into a new and growing market. In 2001, Bombay KIDS was introduced into the mail order and online channels only, allowing for a cost-effective opportunity to test this initiative while limiting risk. The product line includes girls' and boys' furniture, textiles and accessories, targeting children ages four and up. The brand has been well received by the Bombay core customer base as well as consumers new to Bombay.

With the initial success of KIDS, this initiative has been expanded into the retail channel with the first Bombay KIDS store, which opened in Dallas in March 2002. Current plans are to open up to five more stores by the end of the year.

***Bailey Street Trading Company.*** In 2000, Bombay established Bailey Street Trading Company to distribute product through a wholesale channel. By utilizing core competencies in design, sourcing and importing, Bailey Street's goal is to expand Bombay's presence in this market. This initiative took off in 2001and Bailey Street achieved sales of $2 million.

In the past year, a network of independent sales representatives was established throughout the United States, Canada and Mexico, servicing customers large and small. Exclusive product was designed in-house, sourced, manufactured and introduced in the Fall, driving strong sales in the 3rd and 4th quarters of 2001.

Bailey Street will soon have an enhanced web presence that will not only allow our commercial customers to see product, but also to place orders. 2002 offers great promise as Bailey Street is now well positioned to increase market share and gain wider exposure.

BOMBAY.

BOMBAY. OUTLET

BOMBAY. KIDS

BAILEY STREET TRADING COMPANY

BOMBAY. INTERNATIONAL

BOMBAY. bombaycompany.com



*Bombay International.* In 2001, Bombay's international initiative achieved great progress, opening licensed stores in Puerto Rico and Kuwait. Both stores have exceeded sales forecasts.

The international infrastructure was put into place earlier in the year, with a personalized online ordering system, allowing easy access for international licensees to order product. A training program was established, where within three weeks, the licensees are immersed in all things Bombay. From merchandising strategies, operating procedures and selling techniques to marketing and promotional plans and in-store working experience, each licensee leaves the corporate headquarters with training to open stores and extend the Company brand into a new market.

In 2002, we have commitments from partners to open additional international locations in Saudi Arabia, Turkey and in the Dominican Republic. We see additional opportunities in the Middle East, Latin and Central America and Europe.

*Bombay's website.* With a year-to-year sales increase of 108%, *bombaycompany.com* has proven that the combination of bricks and clicks can be a viable and effective sales and profit opportunity and a great way to extend brand awareness.

Site hits increased by 136% in 2001, while the item count was increased by 35% allowing for over 1,300 items available. Marketing partnerships with MSN®, AOL® and others helped to increase sales and expand awareness of both the site and the Bombay brand. 78% of Bombay's website shoppers are new customers.

*Bombay's future.* The Company looks to the new fiscal year with enthusiasm. With a strong balance sheet, a clean inventory and new product, Bombay is now positioned to take advantage of our growth opportunities and expand our successful initiatives.

In every retail channel that Bombay serves, we will focus on the inherent value of our products, represented in distinct and proprietary design, multi-functionality and great pricing. Whether the Bombay customer shops stores, the web or mail order, they will receive the best that Bombay can offer.

# FINANCIALS
## table of contents



BOMBAY. BOMBAY. OUTLET BOMBAY. KIDS BAILEY STREET TRADING COMPANY BOMBAY. INTERNATIONAL BOMBAY. bombaycompany.com

# selected FINANCIAL DATA

The Bombay Company, Inc. and Subsidiaries

| | Year Ended February 2 2002 | February 3 2001 | January 29 2000 | January 30 1999 | January 31 1998 |
|---|---|---|---|---|---|
| Financial Data: | | | | | |
| Net revenues* | $437,457 | $423,459 | $392,578 | $358,565 | $333,645 |
| Net revenues increase (decrease) | 3% | 8% | 9% | 7% | (1)% |
| Same store sales increase (decrease) | (2)% | 5% | 5% | 6% | – % |
| Net income* | $3,724 | $8,645 | $7,342 | $4,010 | $4,450 |
| Basic and diluted earnings per share | .11 | .26 | .20 | .11 | .12 |
| Total assets* | 206,889 | 206,651 | 201,872 | 193,519 | 195,462 |
| Stockholders' equity* | 158,707 | 154,727 | 156,248 | 156,143 | 158,238 |
| Return on average assets | 1.8% | 4.2% | 3.7% | 2.1% | 2.3% |
| Return on average equity | 2.4% | 5.6% | 4.7% | 2.6% | 2.9% |
| Operating Data: | | | | | |
| Average sales per store open for full fiscal year* | $1,012 | $1,012 | $926 | $863 | $788 |
| Average sales per square foot | $288 | $306 | $288 | $278 | $263 |
| Number of stores: | | | | | |
| Beginning of year | 408 | 415 | 412 | 415 | 427 |
| Opened | 32 | 10 | 19 | 15 | 2 |
| Closed | 21 | 17 | 16 | 18 | 14 |
| End of year | 419 | 408 | 415 | 412 | 415 |
| Store composition: | | | | | |
| Outlet | 36 | 24 | 20 | 13 | 8 |
| Regular | 59 | 93 | 125 | 148 | 179 |
| Large format | 324 | 291 | 270 | 251 | 228 |
| Retail square footage:* | | | | | |
| Outlet | 151 | 92 | 72 | 50 | 30 |
| Regular | 107 | 163 | 216 | 253 | 303 |
| Large format | 1,244 | 1,116 | 1,049 | 989 | 910 |
| Total | 1,502 | 1,371 | 1,337 | 1,292 | 1,243 |

The Company has paid no cash dividends during the periods presented.

* In thousands.

# price range of COMMON STOCK

Quoted by quarter for the fiscal periods ended:

| February 2, 2002 | High | Low |
|---|---|---|
| First | $3.29 | $2.26 |
| Second | 3.65 | 2.50 |
| Third | 3.13 | 2.01 |
| Fourth | 2.88 | 2.10 |

| February 3, 2001 | High | Low |
|---|---|---|
| First | $4.44 | $2.63 |
| Second | 4.13 | 2.56 |
| Third | 3.06 | 2.25 |
| Fourth | 3.06 | 1.50 |

# management's DISCUSSION AND ANALYSIS

## General

The Bombay Company, Inc. ("Company" or "Bombay") designs, sources and markets a unique line of home accessories, wall décor and furniture through 419 retail stores in 42 states in the United States and nine Canadian provinces, through specialty catalogs and over the Internet in the U.S. and internationally. Merchandise is manufactured to Company specification through a network of contract manufacturers located principally in Asia and North America.

In addition to its primary retail operations, the Company has several other initiatives underway. Bailey Street Trading Company ("Bailey Street") represents the Company's wholesale operations, begun in Fiscal 2000. Bailey Street reached the $2 million sales mark in Fiscal 2001 and is proving to be a viable, low-risk growth vehicle for the Company. Sales are projected at $5 million for 2002 and modest, positive earnings per share contributions are expected as early as the current year.

International expansion has progressed with licensed international stores currently operating in the Dominican Republic, Puerto Rico and Kuwait. There are commitments with the Company's current international partners to open three additional stores in Fiscal 2002 including one each in the Dominican Republic, Saudi Arabia and Turkey. The Company plans to continue expansion of the Bombay brand abroad through licensing and distribution agreements with local partners in various markets, limiting the Company's risk by initially entering smaller, opportunistic markets with growth potential.

Finally, in the third quarter of Fiscal 2001, the Company launched Bombay KIDS ("KIDS"), its new line of children's furniture, textile and accessory collections, with initial offerings exclusively through separate catalog and Internet channels. During Fiscal 2002, KIDS will be tested in several retail stores.

The largest percentage of the Company's sales and operating income is realized in the fiscal quarter that includes December (Christmas season).

Because the majority of the Company's products are proprietary, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices (subject to competitive conditions), improving designs and finding alternative production sources in lower cost countries.

The Company has a retail (52-53 week) fiscal year which ends on the Saturday nearest January 31. Fiscal 2001 and Fiscal 1999 represent 52 week periods while Fiscal 2000 included 53 weeks.

## Special Note Regarding Forward-Looking Statements

Certain statements in this Annual Report to Shareholders under "Management's Discussion and Analysis" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the impact on consumer spending generally, and on the Company, in particular, in light of the events of September 11, 2001; downward pressure in retail due to continuing economic pessimism; competition; seasonality; success of operating initiatives; new product development and introduction schedules; acceptance of new product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; changes in business strategy or development plans; availability and terms of capital; labor and employee benefit costs; changes in government regulations; risks associated with international business and regional weather conditions.

## Net Revenues

Net revenues consist of sales to retail customers and wholesale sales through Bailey Street and to our international licensees as well as shipping fees. Shipping fees reflect revenue from customers for delivery of merchandise. Wholesale sales are immaterial for all periods, representing less than 1% of total revenue and as such are not separately reported.

*(In millions)*

| | Fiscal 2001 | Fiscal 2000 | Fiscal 1999 |
|---|---|---|---|
| Sales | $434.7 | $421.5 | $390.9 |
| Shipping | 2.8 | 2.0 | 1.7 |
| Total | $437.5 | $423.5 | $392.6 |

Fiscal 2001

Net revenues increased $14.0 million, or 3%, to $437.5 million, compared to $423.5 million in Fiscal 2000 primarily due to new store openings. During the year, the Company opened 32 new stores, including 12 outlets, and 18 regular stores were converted to the large store format. These increases were partially offset by the closure of 21 stores. Same store sales (stores in existence for one year or more) declined 2% for the year. The lack of a 53rd week during Fiscal 2001 adversely impacted sales comparisons by approximately 2%. At the end of Fiscal 2001, the Company had 324 large stores, 59 regular stores and 36 outlets resulting in a 10% increase in retail square footage.

Our customers' resistance to big-ticket purchases during the year resulted in a shift in the overall product mix. Furniture sales were 43% of the total during Fiscal 2001 compared to 45% in Fiscal 2000. Accessories represented 43% in the current year compared to 41% last year, while wall décor (principally prints, mirrors and sconces) accounted for 14% in both years. Total transactions for the year increased 2% while the average ticket remained constant at $79. The growth in the accessories business resulted in an increase in the average number of items per transaction year over year, offsetting the impact of shifts in the product mix.

All regions of the U.S. and Canada reported low single-digit same store sales declines for the year. Outlet stores continued to perform well during Fiscal 2001, reporting low single-digit same store sales gains.

Fiscal 2000

Net revenues increased $30.9 million, or 8%, to $423.5 million, compared to $392.6 million in Fiscal 1999. Sales increases were attributable to a 5% increase in same store sales. A 53rd week in the Fiscal 2000 calendar added less than 2% to the total sales increase. Sales increases were also realized with the opening of 10 new stores during the year and the conversion of another 20 regular stores to the larger store format. These increases were partially offset by the closure of 17 stores which were either under-performing or at the end of their lease lives. On a net basis, the number of stores went from 415 at the end of Fiscal 1999 to 408 at the end of Fiscal 2000, including 291 large stores, 93 regular stores and 24 outlet stores, while total retail square footage increased approximately 2.5%.

Sales growth was fairly consistent across all categories with the product mix remaining virtually unchanged. Sales in Fiscal 2000 consisted of 45% furniture, 41% accessories and 14% wall décor. In Fiscal 1999 the product mix was 45% furniture, 40% accessories and 15% wall décor. The number of transactions increased by 9% and the average ticket remained virtually unchanged at $79.

Same store sales gains were strongest in the Company's Canadian subsidiary, with other strong performances in the western and northeastern portions of the U.S. All regions reported positive or flat same store sales. Outlets also performed well, driven by the continued infusion of outlet only merchandise.

### Cost of Sales, Buying and Store Occupancy Costs

*(In millions)*

| | Fiscal 2001 | Fiscal 2000 | Fiscal 1999 |
|---|---|---|---|
| Cost of sales, buying and occupancy costs .... | $309.6 | $291.7 | $273.5 |
| Shipping ................ | 3.9 | 2.3 | 2.0 |
| Total .................... | $313.5 | $294.0 | $275.5 |

Fiscal 2001

Cost of sales, including buying and store occupancy costs, for Fiscal 2001 was $313.5 million or 71.7% of revenues. As a percentage of revenues, these costs increased from 69.4% of revenues in Fiscal 2000. Product margins declined 130 basis points as a result of the more promotionally driven retail environment. Same stores sales declines which contributed to a lower sales per square foot resulted in negative leverage of the buying and occupancy costs. These costs were 20.4% of revenues, an increase of 90 basis points compared to the prior year. Buying and occupancy costs included an impairment charge of $715,000 to write down the fixed assets related to eleven unprofitable stores.

Fiscal 2000

Cost of sales, including buying and store occupancy costs, for Fiscal 2000 was $294.0 million or 69.4% of revenues. As a percentage of revenues, these costs decreased from 70.2% of revenues in Fiscal 1999. Product margins improved 20 basis points from the prior year due to an improved product mix and good in-stock positions of key merchandise, more than offsetting higher distribution center and domestic freight costs. Buying and occupancy costs declined 60 basis points to 19.5% of revenues while increasing $3.4 million. The higher dollar costs were primarily driven by investments in new stores and technology. The improvement in buying and occupancy costs as a percentage of revenues is due to the relatively fixed nature of these costs measured against a higher revenue base.

### Selling, General and Administrative Expenses

Fiscal 2001

Selling, general and administrative expenses were $117.6 million compared to $115.6 million in Fiscal 2000. Although the dollars increased $2.0 million or 1.8%, as a percentage of revenues, selling, general and administrative costs declined from 27.3% in Fiscal 2000 to 26.9% in Fiscal 2001. The 40 basis point decline is the result of strong controls over expenses throughout the year.

Fiscal 2000

Selling, general and administrative expenses were $115.6 million, an increase of $9.6 million or 9%, compared to $106.0 million in Fiscal 1999. The largest component of the dollar increase was higher payroll and related costs. However, as a percentage of revenues these costs remained relatively constant. The Company's investments in infrastructure and technology also contributed to higher selling, general and administrative expenses with increased depreciation, amortization and related costs. As a percentage of revenues, selling, general and administrative expenses increased from 27.0% in Fiscal 1999 to 27.3% in Fiscal 2000.

### Interest

Fiscal 2001

The Company had interest income of $248,000 and interest expense of $566,000, compared to interest income of $967,000 and interest expense of $424,000 in Fiscal 2000. Changes in interest amounts resulted from lower average cash balances and greater utilization of credit facilities due to the Company's lower operating profits, higher average inventory levels and capital expenditures.

Fiscal 2000

The Company had interest income of $967,000 and interest expense of $424,000, compared to interest income of $1.1 million and interest expense of $59,000 in Fiscal 1999. The changes in these amounts are due to lower average cash balances and greater utilization of seasonal borrowings to support the Company's investments in store expansion, infrastructure and technology, the stock repurchase program and higher inventory levels.

### Income Taxes

The Company provided income taxes of $2.3 million, $5.8 million and $4.8 million in Fiscal 2001, Fiscal 2000 and Fiscal 1999, respectively. The effective rates were 38.6%, 40.0% and 39.6% in the respective periods. Fluctuations in the effective rate are primarily related to foreign taxes which change in accordance with earnings in the Canadian subsidiary and in state tax expenses which have not changed proportionately to income before income taxes.

### Liquidity and Capital Resources

The primary sources of liquidity and capital resources are cash flows from operations and a line of credit with banks. The Company has an unsecured, revolving credit agreement with a group of banks, with an aggregate commitment of up to $50.0 million for working capital and letter of credit purposes. The bank commitment is limited to 45% of eligible inventory. At February 2, 2002, the bank commitment was $40.2 million, and $32.5 million was available for borrowings or additional letters of credit. The credit facility expires June 5, 2002. The Company expects to be able to renew or replace its current facility under similar or more favorable terms upon expiration.

Fiscal 2001

At February 2, 2002, cash and short-term investments were $38.4 million, $16.3 million higher than at February 3, 2001. The primary sources of cash were net income, including non-cash depreciation and amortization expense, and decreases in inventory levels. These sources were partially offset by capital expenditures for store construction and routine equipment purchases.

At February 2, 2002, inventory levels were $15.1 million lower than at the previous year end reflecting the Company's conservative balance sheet management during the second half of the year in light of economic uncertainties and the events of September 11th. The lower inventory levels resulted in less clearance product as of the end of the year and are expected to contribute to improved gross margins and inventory turns for Fiscal 2002. Capital expenditures totaled $14.1 million and included the costs of 32 new stores and the conversion of 18 regular stores to the larger format, as well as continued investments in software and equipment. The capital expenditures program for Fiscal 2002 is planned at approximately $12 million and includes approximately 25 store openings, including 7 outlets and 6 KIDS stores. Additionally, approximately 4 to 6 stores are expected to be converted to the larger format. Generally, a new or converted store is profitable in its first full year of operations.

The Company's development of its wholesale business and international opportunities are expected to have modest capital requirements during Fiscal 2002. The Company anticipates funding the growth of these initiatives through working capital.

In connection with continuing operations, the Company has various contractual obligations and commercial commitments requiring payment in future periods, summarized in the table below.

The Company did not incur any direct losses or significant expenses in connection with the events of September 11, 2001. However, as a result of those events and the surrounding economic uncertainties, the Company took a conservative approach to managing its balance sheet. Inventory levels were more tightly managed and less new product was introduced during January and February 2002, which may have adversely impacted sales. After the first quarter of Fiscal 2002, inventory receipts are expected to return to more normalized levels and the Company expects the negative trend in same store sales to reverse.

The Company believes that its current cash position, cash flows from operations and credit line facilities will be sufficient to fund its current operations and capital expenditures program.

Fiscal 2000

As of February 3, 2001, cash and short-term investments were $22.2 million, a decrease of $17.0 million from January 29, 2000. The primary uses of cash were inventory purchases, new store construction and information technology upgrades, as well as purchases of treasury stock. These uses were partially offset by net income, including non-cash depreciation and amortization expense, and by increases in payables.

At February 3, 2001, inventory levels were $14.3 million higher than at January 29, 2000, an increase of 16% compared to an 8% growth in sales. Several factors contributed to this increase. Spring product arrived earlier than in the previous year in order to ensure a good in-stock position for the introduction of the catalog in early March.

| *(In thousands)* | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1 – 3 Years | 4 – 5 Years | After 5 Years |
| **Contractual Obligations** | | | | | |
| Real estate operating leases | $216,778 | $44,422 | $89,754 | $37,718 | $44,884 |
| Unconditional purchase orders | 61,822 | 61,822 | – | – | – |
| Equipment operating leases | 2,070 | 632 | 1,438 | – | – |
| Employment contracts | 1,581 | 1,581 | – | – | – |
| Other contractual obligations | 1,135 | 912 | 223 | – | – |
| Total contractual cash obligations | $283,386 | $109,369 | $91,415 | $37,718 | $44,884 |
| **Commercial Commitments** | | | | | |
| Import letters of credit | $1,206 | $1,206 | $ – | $ – | $ – |
| Standby letters of credit | 6,520 | 6,520 | – | – | – |
| Guarantees of travel cards | 88 | 88 | – | – | – |
| Total commerical commitments | $7,814 | $7,814 | $ – | $ – | $ – |

Additionally, the timing of Chinese New Year shifted from February to January resulting in more of this season's inventory requirement being shipped just prior to the Company's fiscal year end. Finally, the inventory mix changed with a larger investment in bedroom furniture and a refined furniture assortment, which resulted in higher average price per unit. Capital expenditures totaled $16.7 million and included the costs of 10 new stores and the conversion of 20 regular stores to the larger format, as well as routine purchases of machinery and equipment.

During Fiscal 2000, the Company spent $10.3 million under its stock repurchase program to acquire approximately 3.0 million shares of the Company's common stock.

### Critical Accounting Policies

In the course of preparing the financial statements, management makes certain judgments relative to accounting policies that are appropriate in the circumstances and the application of those policies. The following policies are those deemed to be most critical.

#### Inventory Valuation Policy

Inventories are valued at the lower of cost or market, cost being determined based upon the weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the warehouse based upon actual vendor invoices or estimates of costs for which an invoice is not present or for which an allocation of shared costs is required. In addition, the Company includes the cost of warehousing and transporting product to the stores in its costs.

The Company regularly evaluates its compliance with the lower of cost or market principle. Items are evaluated by SKU (stock keeping unit) and to the extent that the cost of the item exceeds the current selling price, provision is made to reduce the carrying cost of the item. Additionally, the Company reviews the aging of its inventory by SKU. The carrying cost of the item is reduced based upon certain age criteria and product category. Since the determination of carrying value of inventory involves both estimation and judgment of cost and market value, differences in these estimates could result in valuations that vary from the recorded asset.

Each month, the Company records an allowance for shrinkage to provide for the cost of lost or stolen inventory. The amount of the allowance is determined based upon the historical shrinkage results and is adjusted at least annually to reflect current circumstances. Inventory is physically counted at all locations at least once each year, at which time actual results are reflected in the financial statements. Physical counts were taken at all stores and the distribution centers during January 2002.

#### Impairment of Long-Lived Assets

Long-lived assets are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the fixed assets related to the store. Future cash flows are projected for the remaining lease life considering such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. If the future undiscounted cash flows are less than the carrying value of the assets, a charge is recorded to write down the cost of the assets. Since the projection of future cash flows involves judgment and estimates, differences in circumstances or estimates could produce different results.

During Fiscal 2002, the Company will adopt the provisions of Statement of Accounting Standards No.144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("FAS 144"). FAS 144 modifies previous guidance on the impairment of long-lived assets. Among other provisions, it permits the use of a probability-weighted estimation approach in evaluating future cash flows for a group of assets. The impact of the adoption of FAS 144 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

#### Deferred Taxes

The Company currently has recorded $9.7 million of deferred tax assets representing the difference between the timing of deductions taken for financial statement purposes and for tax purposes. Underlying the assumption that the benefit of those assets will be recoverable in some future period is the concept that the Company will have future taxable income. If future conditions indicate that the benefit of the deferred tax assets will not be fully realized, a valuation allowance will be recorded to reduce the assets to their estimated realizable value.

#### Insurance

The Company is self-insured with respect to medical and dental insurance coverage offered to its eligible employees, up to a maximum of $125,000 per claim. Above that amount, medical insurance coverage is in place. In connection with the self-insured portion, the Company maintains a liability for claims that are in the process of being paid and those that have been incurred but not yet reported to the Company's insurance carrier. The amount of the liability is estimated based upon historical claims experience and upon information provided by the Company's independent benefits broker regarding other similar insurance programs. At February 2, 2002, the balance of the medical and dental liability was $1.4 million.

Beginning in Fiscal 2001, the Company also maintains workers' compensation insurance coverage with a deductible of $100,000 per claim. At February 2, 2002, the Company has a liability of $644,000 representing the estimated amount that will have to be paid in future periods related to the settlement of claims under the insurance policy. The amount of the liability reflects expected remaining workers' compensation claims based upon historical claims experience and other information obtained by the Company, including projections made by the underwriters of the Company's insurance carrier. As these claims are paid, the liability will be reduced. Furthermore, the liability will be adjusted if circumstances change or if information becomes available that would indicate that the future payments would be different than what was previously estimated. Prior to Fiscal 2001, the Company's workers' compensation insurance was not subject to a deductible.

Since the amounts recorded for insurance liabilities are based upon various estimates, actual future requirements could vary from the recorded liabilities.

# MANAGEMENT'S report

The management of The Bombay Company, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements, presented on pages 16 to 26, have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the report to shareholders and is responsible for its accuracy and consistency with the financial statements.

The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative costs and expected benefits of specific control measures. Also, an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures is maintained.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Audit and Finance Committee of the Board of Directors, which is composed solely of directors who are not officers or employees of the Company, meets regularly with corporate management, internal audit, legal counsel and PricewaterhouseCoopers LLP to review the activities of each and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit and Finance Committee meets formally with PricewaterhouseCoopers LLP, without management present, to discuss the audit of the financial statements as well as other auditing and financial reporting matters.

The financial statements have been audited by Pricewaterhouse Coopers LLP, the independent accountants, whose report herein expresses their opinion with respect to the fairness of the presentation of the statements.

Carmie Mehrlander
Chairman of the Board, President
and Chief Executive Officer

Elaine D. Crowley

Elaine D. Crowley
Senior Vice President, Chief Financial Officer
and Treasurer

# report of INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
The Bombay Company, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 12, 2002
Fort Worth, Texas

# consolidated STATEMENTS OF INCOME

The Bombay Company, Inc. and Subsidiaries

*(In thousands, except per share amounts)*

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Net revenues | $437,457 | $423,459 | $392,578 |
| Costs and expenses: | | | |
| Cost of sales, buying and store occupancy costs | 313,484 | 294,043 | 275,496 |
| Selling, general and administrative expenses | 117,589 | 115,559 | 105,958 |
| Interest expense (income), net | 318 | (543) | (1,029) |
| | 431,391 | 409,059 | 380,425 |
| Income before income taxes | 6,066 | 14,400 | 12,153 |
| Provision for income taxes | 2,342 | 5,755 | 4,811 |
| Net income | $ 3,724 | $ 8,645 | $ 7,342 |
| Basic earnings per share | $.11 | $.26 | $.20 |
| Diluted earnings per share | $.11 | $.26 | $.20 |
| Average common shares outstanding | 32,967 | 33,262 | 36,408 |
| Average common shares outstanding and dilutive potential common shares | 32,992 | 33,292 | 36,672 |

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated BALANCE SHEETS

The Bombay Company, Inc. and Subsidiaries

| *(In thousands, except shares)* | February 2 2002 | February 3 2001 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents (short-term investments of $31,437 and $15,244, respectively) | $ 38,415 | $ 22,157 |
| Inventories, at lower of cost or market | 89,798 | 104,914 |
| Other current assets | 16,893 | 15,380 |
| Total current assets | 145,106 | 142,451 |
| Property and equipment, at cost: | | |
| Land | 892 | 990 |
| Building | 5,198 | 5,198 |
| Leasehold improvements | 80,291 | 76,991 |
| Furniture and equipment | 30,622 | 28,844 |
| | 117,003 | 112,023 |
| Accumulated depreciation | (68,290) | (63,517) |
| Net property and equipment | 48,713 | 48,506 |
| Deferred taxes and other assets | 12,640 | 15,237 |
| Goodwill, less amortization of $604 and $577, respectively | 430 | 457 |
| Total assets | $206,889 | $206,651 |
| Liabilities and stockholders' equity | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 27,281 | $ 28,445 |
| Income taxes payable | 3,220 | 5,969 |
| Accrued payroll and bonuses | 5,015 | 5,649 |
| Gift certificates redeemable | 5,724 | 4,765 |
| Total current liabilities | 41,240 | 44,828 |
| Accrued rent and other liabilities | 6,942 | 7,096 |
| Stockholders' equity: | | |
| Preferred stock, $1 par value, 1,000,000 shares authorized | – | – |
| Common stock, $1 par value, 50,000,000 shares authorized, 38,149,646 shares issued | 38,150 | 38,150 |
| Additional paid-in capital | 75,267 | 75,735 |
| Retained earnings | 69,144 | 65,420 |
| Accumulated other comprehensive income (loss) | (1,776) | (1,267) |
| Common shares in treasury, at cost, 5,112,696 and 5,455,919 shares, respectively | (20,861) | (22,320) |
| Stock purchase loans and accrued interest | (950) | (991) |
| Deferred compensation | (267) | – |
| Total stockholders' equity | 158,707 | 154,727 |
| Commitments and contingencies (Note 5) | | |
| Total liabilities and stockholders' equity | $206,889 | $206,651 |

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF CASH FLOWS

The Bombay Company, Inc. and Subsidiaries

*(In thousands)*

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Cash flows from operating activities: | | | |
| Net income | $ 3,724 | $ 8,645 | $ 7,342 |
| Adjustments to reconcile net income to net cash from operations: | | | |
| Depreciation | 13,000 | 11,748 | 10,706 |
| Amortization | 3,472 | 3,003 | 1,955 |
| Restricted stock compensation | 298 | 98 | 174 |
| Deferred taxes and other | (707) | 248 | (491) |
| Change in assets and liabilities: | | | |
| (Increase) decrease in inventories | 14,090 | (14,692) | (15,615) |
| (Increase) decrease in other current assets | (807) | (2,113) | 38 |
| Increase in accounts payable and accrued expenses | 50 | 256 | 3,081 |
| Increase (decrease) in income taxes payable | (2,700) | 764 | 3,477 |
| Increase (decrease) in accrued payroll and bonuses | (607) | 1,137 | 1,291 |
| (Increase) decrease in noncurrent assets | 74 | 62 | (84) |
| Increase (decrease) in noncurrent liabilities | (563) | 9 | 462 |
| Net cash provided by operations | 29,324 | 9,165 | 12,336 |
| Cash flows from investing activities: | | | |
| Purchases of property, equipment and other | (14,127) | (16,721) | (18,011) |
| Proceeds from sale of property and equipment | 614 | 375 | 249 |
| Net cash used by investing activities | (13,513) | (16,346) | (17,762) |
| Cash flows from financing activities: | | | |
| Purchases of treasury stock | (103) | (10,303) | (8,527) |
| Sale of stock to employee benefit plans | 193 | 291 | 269 |
| (Issuance) collection of stock purchase loans | 86 | – | (43) |
| Exercise of stock options | – | – | 290 |
| Net cash provided (used) by financing activities | 176 | (10,012) | (8,011) |
| Effect of exchange rate change on cash | 271 | 176 | (198) |
| Net increase (decrease) in cash and cash equivalents | 16,258 | (17,017) | (13,635) |
| Cash and cash equivalents at beginning of year | 22,157 | 39,174 | 52,809 |
| Cash and cash equivalents at end of year | $38,415 | $22,157 | $39,174 |
| Supplemental disclosures of cash flow information: | | | |
| Interest paid | $ 566 | $ 424 | $ 48 |
| Income taxes paid | 5,687 | 4,254 | 1,490 |
| Non-cash financing activities: | | | |
| Distributions of director fees | 75 | 6 | 189 |
| Distributions of restricted stock | 826 | 154 | 73 |
| Loans issued to purchase Company stock | – | 314 | 574 |

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF STOCKHOLDERS' EQUITY

The Bombay Company, Inc. and Subsidiaries

*(In thousands)*

| | Common Stock | | Treasury Stock | | Additional Paid-In Capital | Stock Purchase Loans | Deferred Comp. | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | *Annual Comprehensive Income* |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | | |
| Total, January 30, 1999 | 38,150 | $38,150 | (1,171) | $ (5,983) | $76,044 | $ — | $ — | $49,433 | $(1,501) | |
| Purchases of treasury shares | — | — | (1,777) | (8,527) | — | — | — | — | — | |
| Shares contributed or sold to employee benefit plans | — | — | 80 | 405 | (43) | (93) | — | — | — | |
| Exercise of stock options | — | — | 66 | 336 | (22) | — | — | — | — | |
| Distributions of deferred director fees | — | — | 31 | 153 | 36 | — | — | — | — | |
| Restricted stock distributions | — | — | 13 | 65 | 8 | — | — | — | — | |
| Shares sold to officers with stock purchase loans | — | — | 81 | 422 | 59 | (481) | — | — | — | |
| Loans to officers for purchases of Company stock | — | — | — | — | — | (43) | — | — | — | |
| Net income | — | — | — | — | — | — | — | 7,342 | — | *$7,342* |
| Foreign currency translation adjustments | — | — | — | — | — | — | — | — | 488 | *488* |
| Total, January 29, 2000 | 38,150 | 38,150 | (2,677) | (13,129) | 76,082 | (617) | — | 56,775 | (1,013) | *$7,830* |
| Purchases of treasury shares | — | — | (3,040) | (10,303) | — | — | — | — | — | |
| Shares contributed or sold to employee benefit plans | — | — | 130 | 541 | (250) | — | — | — | — | |
| Director fee distributions | — | — | 2 | 7 | (1) | — | — | — | — | |
| Restricted stock distributions | — | — | 28 | 130 | 24 | — | — | — | — | |
| Shares sold to officers with stock purchase loans | — | — | 101 | 434 | (120) | (314) | — | — | — | |
| Interest charged on stock purchase loans | — | — | — | — | — | (60) | — | — | — | |
| Net income | — | — | — | — | — | — | — | 8,645 | — | *$8,645* |
| Foreign currency translation adjustments | — | — | — | — | — | — | — | — | (254) | *(254)* |
| Total, February 3, 2001 | 38,150 | 38,150 | (5,456) | (22,320) | 75,735 | (991) | — | 65,420 | (1,267) | *$8,391* |
| Purchases of treasury shares | — | — | (39) | (103) | — | — | — | — | — | |
| Shares contributed or sold to employee benefit plans | — | — | 102 | 418 | (225) | — | — | — | — | |
| Director fee distributions | — | — | 30 | 123 | (48) | — | — | — | — | |
| Restricted stock distributions | — | — | 250 | 1,021 | (195) | — | (552) | — | — | |
| Deferred compensation expense | — | — | — | — | — | — | 285 | — | — | |
| Collections of stock purchase loans | — | — | — | — | — | 86 | — | — | — | |
| Interest (charges) collections on stock purchase loans, net | — | — | — | — | — | (45) | — | — | — | |
| Net income | — | — | — | — | — | — | — | 3,724 | — | *$3,724* |
| Foreign currency translation adjustments | — | — | — | — | — | — | — | — | (509) | *(509)* |
| Total, February 2, 2002 | 38,150 | $38,150 | (5,113) | $(20,861) | $75,267 | $(950) | $(267) | $69,144 | $(1,776) | *$3,215* |

The accompanying notes are an integral part of these consolidated financial statements.

## Note 1 - Statement of Accounting Policies

### Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52-53 week) fiscal year which ends on the Saturday nearest January 31. The periods ended February 2, 2002 ("Fiscal 2001") and January 29, 2000 ("Fiscal 1999") represent 52 weeks. The period ended February 3, 2001 ("Fiscal 2000") represents 53 weeks. Certain prior year amounts have been reclassified to conform to current year presentation.

### Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. Actual results could differ from those estimates.

### Foreign Currency Translation
The functional currency of the Company's Canadian operations is the Canadian dollar. Fiscal year end exchange rates are used to translate assets and liabilities to U.S. dollars. Monthly average exchange rates are used to translate income and expenses. The cumulative effect of foreign currency translation adjustments is reported in accumulated other comprehensive income (loss) within stockholders' equity.

### Cash and Cash Equivalents
Cash in stores, deposits in banks and short-term investments with original maturities of three months or less are considered as cash and cash equivalents for the purposes of the financial statements. Short-term investments are recorded at the lower of cost or fair market value.

### Inventories
Inventories are primarily finished merchandise and are valued at the lower of cost or market, cost being determined based upon the weighted average inventory method.

### Property and Equipment
Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method over the lives shown:

| | |
|---|---|
| Building ................................ | Forty years |
| Furniture and equipment .......... | Two to ten years |
| Leasehold improvements .......... | The lesser of the life of the lease or asset |

Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the statements of income.

### Capitalized Software Costs
The Company capitalizes certain external and internal costs associated with computer software and significant enhancements to software features of existing products, after technological feasibility has been established. The costs are amortized utilizing the straight-line method over the estimated economic lives of the software, which range from three to seven years. Total costs capitalized were $18,703,000 and $17,287,000 at February 2, 2002 and February 3, 2001, respectively. Accumulated amortization related to these assets was $12,517,000 and $9,103,000 in Fiscal 2001 and Fiscal 2000, respectively.

### Goodwill
Goodwill recorded in association with acquisitions accounted for using the purchase method is amortized using the straight-line method over the estimated useful life of 40 years.

Effective February 3, 2002, the Company will adopt the provisions of Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangibles* ("FAS 142"). FAS 142 establishes accounting and reporting standards for the valuation and impairment of goodwill and other intangible assets. The adoption of FAS 142 is not expected to have a material impact on the Company's consolidated financial position or results of operations. With the adoption of FAS 142, the Company will cease amortization of goodwill.

### Impairment of Long-Lived Assets
Long-lived assets, including goodwill, are reviewed whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss is recognized if the expected future undiscounted net cash flows are less than the net book value of the assets. The amount of the impairment loss is measured as the difference between carrying value and the estimated fair value of the assets.

Effective February 3, 2002, the Company will adopt the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("FAS 144"). FAS 144 modifies previous guidance on the impairment of long-lived assets. Among other provisions, it permits the use of a probability-weighted cash flow estimation approach in assessing the expected future undiscounted net cash flows for a group of assets. The impact of the adoption of FAS 144 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

### Revenue Recognition

Revenue is recognized when delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenues are net of returns and exclude sales tax.

The Company includes in revenues amounts collected from customers for shipping and handling orders. In Fiscal 2001, Fiscal 2000 and Fiscal 1999, these revenues totaled $2,779,000, $1,945,000 and $1,697,000, respectively. The associated shipping and handling expenses are included in cost of sales.

### Gift Certificates

Proceeds from the sale of gift cards and certificates are recorded as a liability at the time they are received. When the holder of the card or certificate redeems it for merchandise, the liability is relieved and revenue is recognized.

### Advertising Costs

Advertising costs are expensed the first time the advertising takes place. During Fiscal 2001, Fiscal 2000 and Fiscal 1999 advertising expense was $14,597,000, $14,701,000 and $14,645,000, respectively.

### Income Taxes

The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company assesses realizability of deferred tax assets and, if necessary, a valuation allowance is provided.

### Comprehensive Income

Comprehensive income represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Such amounts are included in accumulated other comprehensive income (loss) within stockholders' equity and consist of the cumulative effect of foreign currency translation adjustments.

### Earnings per Share

Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and distribution of deferred director compensation.

The computations for basic and diluted earnings from continuing operations per share are as follows (in thousands, except per share amounts):

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Numerator: | | | |
| Net income | $3,724 | $8,645 | $7,342 |
| Denominator for basic earnings per share: | | | |
| Average common shares outstanding | 32,967 | 33,262 | 36,408 |
| Denominator for diluted earnings per share: | | | |
| Average common shares outstanding | 32,967 | 33,262 | 36,408 |
| Stock options | 1 | — | 217 |
| Restricted stock | — | 11 | 23 |
| Deferred director compensation | 24 | 19 | 24 |
| | 32,992 | 33,292 | 36,672 |
| Basic earnings per share | $.11 | $.26 | $.20 |
| Diluted earnings per share | $.11 | $.26 | $.20 |

## Note 2 - Store Impairments and Closing Liability

Long-lived assets are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Following the holiday selling season, the Company reviewed its real estate portfolio focusing on stores for which store profitability was negative. Of the 419 Company owned stores open as of February 2, 2002, eleven stores were identified for which the expected undiscounted future cash flows were less than the net book value of the fixed assets related to those stores. As a result of the review, the Company has recorded a charge to buying and occupancy costs of $715,000 to write down the assets to fair value.

The Company has established a liability for obligations associated with closing under-performing stores. At February 2, 2002 and February 3, 2001, the liability was $342,000 and $715,000, respectively. Costs of $373,000 and $222,000 were charged against the liability in Fiscal 2001 and Fiscal 2000, respectively.

## Note 3 - Income Taxes

The components of the provision for domestic and foreign income taxes are shown below (in thousands):

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Income before income taxes: | | | |
| Domestic | $5,447 | $12,503 | $12,049 |
| Foreign | 619 | 1,897 | 104 |
| | $6,066 | $14,400 | $12,153 |
| Provision (benefit) for income taxes: | | | |
| Current: | | | |
| Federal | $2,290 | $3,950 | $4,895 |
| Foreign | 339 | 919 | (20) |
| State and local | 147 | 387 | 527 |
| | 2,776 | 5,256 | 5,402 |
| Deferred (prepaid): | | | |
| Federal | (423) | 389 | (692) |
| Foreign | 29 | 44 | 149 |
| State and local | (40) | 66 | (48) |
| | (434) | 499 | (591) |
| Total provision for income taxes | $2,342 | $5,755 | $4,811 |

The effective tax rate differs from the federal statutory tax rate for the following reasons:

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Federal statutory tax rate | 34.0% | 35.0% | 35.0% |
| Increase in effective tax rate due to: | | | |
| Foreign income taxes | 2.6 | 2.1 | .8 |
| State and local taxes, net of federal income tax benefit | 1.1 | 2.2 | 3.0 |
| Other, net | .9 | .7 | .8 |
| Effective tax rate | 38.6% | 40.0% | 39.6% |

Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):

| | February 2 2002 | February 3 2001 |
|---|---|---|
| Deferred tax liabilities | $(1,279) | $(1,661) |
| Deferred tax assets: | | |
| Accrued rent | 2,617 | 2,900 |
| Depreciation | 2,391 | 2,661 |
| Inventory valuation | 2,014 | 1,727 |
| Other | 2,639 | 2,321 |
| | 9,661 | 9,609 |
| Net deferred tax assets | $ 8,382 | $7,948 |
| Deferred tax assets, net of liabilities: | | |
| Current | $ 2,192 | $1,202 |
| Non-current | 6,190 | 6,746 |
| Total | $8,382 | $7,948 |

## Note 4 - Debt

The Company has an unsecured, revolving credit agreement with a group of banks, with an aggregate commitment of up to $50,000,000. The credit facility is available for working capital and letter of credit purposes. Borrowings under the facility bear interest, at the Company's option, at either the lead bank's prime lending rate plus a margin of 0% to .5% or the LIBOR rate plus a margin of 1.0% to 2.0%, with the margin depending on the Company's leverage ratio. Under terms of the agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement prohibits the Company from making certain investments, advances or loans and limits the dollar amounts of capital expenditures, purchases of treasury shares, cash dividends and asset sales. In the event that the Company is in default of certain provisions of the agreement, the lenders would be permitted to file liens against the Company's inventory located in the United States and perfect the pledge of 65% of the stock of the Company's Canadian subsidiary, thereby securing the indebtedness. The agreement expires June 5, 2002 and is expected to be renewed under similar terms.

The bank commitment is limited to 45% of eligible inventory. At February 2, 2002, the bank commitment was $40,210,000. Letters of credit totaling $7,726,000 were outstanding under the facility, and $32,484,000 was available for borrowings or additional letters of credit. Interest expense and negotiated fees for Fiscal 2001, Fiscal 2000 and Fiscal 1999 totaled $884,000, $610,000 and $257,000, respectively.

## Note 5 - Commitments and Contingencies

Store, distribution and field office facilities and equipment are leased under operating leases expiring through 2013. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 2001, Fiscal 2000 and Fiscal 1999 totaled $47,366,000, $45,137,000 and $42,991,000, respectively.

The minimum rental commitments for future fiscal years are as follows (in thousands):

| Fiscal | |
|---|---|
| 2002 | $ 45,054 |
| 2003 | 40,225 |
| 2004 | 29,508 |
| 2005 | 21,459 |
| 2006 | 19,406 |
| Thereafter | 63,196 |
| | $218,848 |

The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

The Company is party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

## Note 6 - Employee Benefit Plans

The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 15% of earnings with the Company matching 100% of the initial 3% contribution, and 50% of the next 2% contributed by the participant. Participant contributions and Company match are paid to a corporate trustee and invested in various funds or Company stock, as directed by the participant. Company matching contributions made to participants' accounts are fully vested immediately. Similar benefit plans are in effect for eligible foreign employees.

To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of Company common stock.

The Bombay Company, Inc. Stock Purchase Program ("SPP") is open to all full-time employees who have at least 90 days of service. Each participant may contribute 1% to 10% of qualifying compensation, to a maximum annual contribution of $21,250. Contributions are used to purchase shares of Company common stock at a discount of 15% from current market rates. The participants' shares are fully vested upon purchase. Participants' shares are held by a third-party administrator until the respective participant requests a distribution.

Total Company contributions to these plans for Fiscal 2001, Fiscal 2000 and Fiscal 1999 were $644,000, $738,000 and $480,000, respectively.

## Note 7 - Common Stock and Stock Options

The Company's Board of Directors has authorized a stock repurchase program to purchase up to an aggregate of $30 million of the Company's stock. The shares may be purchased from time to time, through open market purchases and privately negotiated transactions. During Fiscal 2001, Fiscal 2000 and Fiscal 1999, 39,000, 3,039,550, and 1,777,416 shares, respectively, were acquired at an aggregate cost of $103,000, $10,303,000 and $8,527,000, respectively. Treasury shares are used for various employee and director stock plans as the need arises.

Non-employee directors are eligible to participate in the Non-Employee Director Equity Plan, which allows such directors the option to defer receipt of retainer payments and meeting fees which are credited to an account for such director in units equivalent to Company common stock.

The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At February 2, 2002, the option shares reserved for the Employee Plans were 5,633,595. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. Shares available for additional grants were 1,459,552; 1,732,538 and 2,046,273 at February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

During Fiscal 1998, restricted stock aggregating 90,000 shares was granted under the 1996 Long Term Incentive Stock Plan to three key executives. The respective shares are issuable in designated increments contingent upon continued employment of the respective executive after 12 months, 24 months and 36 months. During Fiscal 2001, Fiscal 2000 and Fiscal 1999, 49,500, 27,500 and 13,000 shares, respectively, became vested and were issued under these grants. Compensation expense of $13,000, $98,000 and $174,000 was recognized during Fiscal 2001, Fiscal 2000 and Fiscal 1999, respectively, in connection with the restricted stock.

During Fiscal 2001, restricted stock aggregating 200,000 shares was granted and issued under the 1996 Long Term Incentive Stock Plan to three key executives. The respective shares become vested in designated increments contingent upon continued employment of the respective executive after 12 months, 24 months and 36 months. If each of the executives remains employed by the Company under the terms of the grant, 40,000, 60,000 and 100,000 shares will be vested in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively. Compensation expense of $285,000 was recognized during Fiscal 2001 in connection with the restricted stock.

The Bombay Company, Inc. Non-Employee Director Equity Plan ("Directo Plan") provides for the granting of options to members of the Board of Director who are neither employees nor officers of the Company. At February 2, 2002 the option shares reserved for the Director Plan were 745,267. The optio price is fixed at the market price on the date of the grant. The option grant initial and annual, is currently the lesser of 8,000 shares or $75,000 in fac value. The initial grant becomes exercisable at a rate of 20% per yea beginning one year after the grant date. Each additional annual gran becomes fully exercisable six months after the grant date. Shares available fo additional grants were 354,210, 481,696 and 10,946 at February 2 2002, February 3, 2001 and January 29, 2000, respectively.

The following table includes option information for the Employee Plans an Director Plan:

| Stock Option Activity | Number of Shares | Option Price per Share | Weighted Average Option Price |
|---|---|---|---|
| January 30, 1999 | 2,109,144 | $3.33 – 25.75 | $6.28 |
| Options granted | 1,151,610 | 3.81 – 8.00 | 4.73 |
| Options exercised | (44,316) | 4.00 – 7.25 | 4.84 |
| Options canceled | (359,053) | 3.33 – 17.94 | 6.36 |
| January 29, 2000 | 2,857,385 | 3.60 – 25.75 | 5.67 |
| Options granted | 1,027,500 | 1.75 – 5.00 | 3.77 |
| Options canceled | (207,644) | 2.50 – 15.88 | 4.61 |
| February 3, 2001 | 3,677,241 | 1.75 – 25.75 | 5.20 |
| Options granted | 1,157,200 | 2.35 – 4.00 | 2.77 |
| Options canceled | (603,856) | 2.31 – 25.75 | 4.83 |
| February 2, 2002 | 4,230,585 | 1.75 – 25.75 | 4.59 |
| Exercisable at: | | | |
| January 29, 2000 | 827,492 | 3.60 – 25.75 | 7.15 |
| February 3, 2001 | 2,100,473 | 3.60 – 25.75 | 5.60 |
| February 2, 2002 | 2,502,548 | 1.75 – 25.75 | 5.27 |

The following table summarizes stock options outstanding at February 2, 2002:

| Outstanding | | | | Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range | Shares | Weighted Average Remaining Life | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $1.75 – 2.75 | 154,500 | 9.1 | $ 2.50 | 35,170 | $ 2.50 |
| 2.76 – 2.94 | 894,000 | 9.0 | 2.77 | 46,168 | 2.83 |
| 3.00 – 3.75 | 170,475 | 8.8 | 3.25 | 51,676 | 3.67 |
| 3.81 – 3.94 | 1,195,202 | 7.6 | 3.88 | 857,360 | 3.88 |
| 4.00 – 4.94 | 635,641 | 5.9 | 4.51 | 600,008 | 4.51 |
| 5.00 – 5.95 | 379,438 | 6.4 | 5.55 | 311,704 | 5.53 |
| 6.00 – 6.94 | 556,986 | 6.4 | 6.56 | 384,519 | 6.58 |
| 7.25 – 25.75 | 244,343 | 3.4 | 11.21 | 215,943 | 11.61 |
| | 4,230,585 | 7.2 | $ 4.59 | 2,502,548 | $ 5.27 |

The exercise of non-qualified stock options in Fiscal 1999 resulted in income tax benefits of $25,000 which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in Fiscal 1995 through Fiscal 2001 in accordance with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Net income, as reported | $3,724 | $8,645 | $7,342 |
| Net income, pro forma | 2,760 | 7,521 | 5,876 |
| Basic earnings per share, as reported | .11 | .26 | .20 |
| Diluted earnings per share, as reported | .11 | .26 | .20 |
| Basic earnings per share, pro forma | .08 | .23 | .16 |
| Diluted earnings per share, pro forma | .08 | .23 | .16 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following assumptions:

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Expected volatility | 59.9% | 59.8% | 59.4% |
| Expected life years | 6 | 6 | 5 |
| Expected dividends | — | — | — |
| Risk-free interest rate | 5.0-5.5% | 5.2-6.8% | 5.3-6.7% |

The weighted average fair value of options granted during Fiscal 2001, Fiscal 2000 and Fiscal 1999 was $1.69, $2.34 and $2.64, respectively.

## Note 8 - Shareholders' Rights Plan

The Company has a shareholders' rights plan under which each share of Company common stock includes one Preferred Share Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $50. The Rights, which have ten year terms expiring in 2005, are exercisable if a person or group acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Company common stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person or group acquires 15% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring company's common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable.

## Note 9 - Stock Purchase Loans

On August 26, 1999, the Board of Directors adopted an executive stock purchase program as a vehicle to enable executive officers to increase their ownership in the Company by purchasing Company stock, further aligning the interests of the officers with those of the shareholders. Under the program, certain key executive officers may be given the opportunity to purchase shares of the Company's common stock at market prices from time to time over a specified period of time, and the Company will finance 100% of the purchase price of such stock. The unsecured, full recourse loans bear interest at Applicable Federal Rates and have due dates ranging from August 31, 2002 to May 31, 2003. At February 2, 2002 and February 3, 2001, $846,000 and $931,000, respectively, were outstanding under these terms, and the notes receivable are reflected as a reduction in stockholders' equity. Of the total, $43,000 was used to purchase shares through open market transactions while the remainder was purchased from the Company's treasury at then current market prices. The shares purchased from the Company are unregistered and, therefore, are restricted when received by participants. During Fiscal 2001 and Fiscal 2000, $53,000 and $60,000, respectively, in interest income was recognized related to the loans.

## Note 10 - Geographic Areas

The Company operates primarily in one industry segment, specialty retailing. Substantially all revenues result from the sale of home furnishings and accessories through retail stores in the United States and Canada. Long-lived assets include all non-current assets except deferred taxes.

The following table shows net revenues and long-lived assets by geographic area (in thousands):

| | Year Ended | | |
|---|---|---|---|
| | February 2 2002 | February 3 2001 | January 29 2000 |
| Net revenues: | | | |
| United States | $388,789 | $375,275 | $351,225 |
| Canada | 48,668 | 48,184 | 41,353 |
| Total | $437,457 | $423,459 | $392,578 |
| Long-lived assets: | | | |
| United States | $ 51,367 | $ 53,448 | $ 51,992 |
| Canada | 4,226 | 4,006 | 4,010 |
| Total | $ 55,593 | $ 57,454 | $ 56,002 |

# unaudited QUARTERLY FINANCIAL DATA

The Bombay Company, Inc. and Subsidiaries

*(In thousands, except per share amounts)*

Unaudited quarterly financial data for the quarters ended:

| | February 2 2002 | November 3 2001 | August 4 2001 | May 5 2001 |
|---|---|---|---|---|
| Net revenues | $152,506 | $96,945 | $97,030 | $90,976 |
| Gross profit | 51,150 | 25,156 | 24,180 | 23,487 |
| Net income (loss) | 11,673 | (2,233) | (2,680) | (3,036) |
| Basic earnings (loss) per share | .35 | (.07) | (.08) | (.09) |
| Diluted earnings (loss) per share | .35 | (.07) | (.08) | (.09) |

| | February 3 2001 | October 28 2000 | July 29 2000 | April 29 2000 |
|---|---|---|---|---|
| Net revenues | $157,285 | $90,855 | $89,594 | $85,725 |
| Gross profit | 56,273 | 25,779 | 23,929 | 23,435 |
| Net income (loss) | 12,991 | (1,637) | (1,034) | (1,675) |
| Basic earnings (loss) per share | .40 | (.05) | (.03) | (.05) |
| Diluted earnings (loss) per share | .40 | (.05) | (.03) | (.05) |

# directors

**Barbara Bass**
Private Investor

Former Chief
Executive Officer
Emporium Weinstocks

**John H. Costello**
Chief Global
Marketing Officer
Yahoo!

**Glenn E. Hemmerle**
Private Investor

**James A. Marcum**
Lead Director

Executive Vice
President and Chief
Financial Officer
Hollywood Entertainment
Corporation

**Carmie Mehrlander**
Chairman of the Board,
President and
Chief Executive Officer
The Bombay Company, Inc.

**Julie L. Reinganum**
Founder, President and
Chief Executive Officer
Pacific Rim Resources, Inc.

**Bruce R. Smith**
Business Consultant

Former Chief Executive Officer
Integration Alliance Corporation

**Nigel Travis**
President and Chief
Operating Officer
Blockbuster Inc.

# committees

**Audit and Finance**
Glenn E. Hemmerle
James A. Marcum (chair)
Nigel Travis

**Compensation and Human Resources**
Barbara Bass (chair)
John H. Costello
Julie L. Reinganum
Bruce R. Smith

**Nominations and Governance**
Barbara Bass
James A. Marcum
Nigel Travis (chair)

# corporate data

**Corporate Office**
The Bombay Company, Inc.
550 Bailey Avenue
Fort Worth, Texas 76107
(817) 347-8200

**Annual Meeting**
9 A.M., May 16, 2002
Botanic Garden Center Complex
Dorothea Leonhardt Lecture Hall
3220 Botanic Garden Blvd.
Fort Worth, Texas 76107

**Common Stock**
Transfer Agent
and Registrar
Fleet National Bank
c/o EquiServe L.P.
P.O. Box 43010
Providence, RI 02940
(800) 736-3001
*http://www.equiserve.com*

**Stock Exchange Listing**
New York Stock Exchange
Trading Symbol - BBA

**Independent Accountants**
PricewaterhouseCoopers LLP
Fort Worth, Texas

**Form 10-K**
The Company's Form 10-K Report for the year ended February 2, 2002, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon request to the Corporate Office.

**Internet Address**
E-commerce, press releases and other corporate and store information are available on Bombay's website:
*http://www.bombaycompany.com*

# officers

**Carmie Mehrlander**
Chairman of the Board,
President and
Chief Executive Officer

**Brian N. Priddy**
Executive Vice President,
Operations

**Elaine D. Crowley**
Senior Vice President,
Chief Financial Officer
and Treasurer

**Steve C. Woodward**
Senior Vice President,
Merchandising

**Donna C. Arnold**
Vice President,
Information Services

**Jack C. Beuttell**
Vice President,
International Strategies

**Scott L. Binger**
Vice President,
Visual Merchandising

**James D. Johnson**
Vice President,
Human Resources

**William M. Matsko**
Vice President,
Real Estate

**Susann C. Mayo**
Vice President,
Logistics and Distribution

**Donald V. Roach**
Vice President,
Finance

**Steven G. Sherlock**
Vice President,
Operations

**Linda G. Stephenson**
Vice President,
Merchandising Sourcing
and Development

**Roger L. Tyler**
Vice President,
Merchandising Planning
and Allocation

**Michael J. Veitenheimer**
Vice President,
Secretary and
General Counsel

UNITED WE STAND

BOMBAY®

stores • catalog • bombaycompany.com

0321-AR